Exhibit 99.1

The9 Signed a Legally Binding Term Sheet on an Investment in Skychain Technologies Inc. for Constructing Mining Facilities in Canada

Shanghai, China, April 21, 2021

The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that it signed a legally binding term sheet on a CAD4 million investment in Skychain Technologies Inc. (“Skychain”), a company listed in TSX Venture Exchange in Canada. The purpose of the investment is for the construction and operation of a 12 MW cryptocurrency mining facility located in Birtle, Manitoba, Canada. The9 plans to deploy its cryptocurrency mining machines in this mining facility upon completion of the construction.

According to the term sheet, the investment consists of a convertible note of CAD2 million, which will mature in four years and can be extended for an additional one year at the discretion of The9, and a private placement of CAD2 million (the “Private Placement”). Each unit of the Private Placement consists of one common share and one share purchase warrant that entitles The9 to purchase an additional common share of Skychain for an exercise term of three years.

The completion of the transaction is expected to be within one month, subject to due diligence and customary closing conditions.

The9 is also actively seeking for worldwide mining facilities with low electricity cost and in compliance with local rules and regulations, for the deployment of The9’s cryptocurrency mining machines.

About Skychain Technologies Inc.
Skychain Technologies is a Vancouver based company providing Blockchain Infrastructure services and power solutions. Our vision is to become a leading player in the crypto/data mining hosting by growing to 100MW of crypto hosting capacity. To learn more, visit www.skychaintechnologiesinc.com.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en